Exhibit 4.4

NOTICE OF RESTRICTED STOCK UNIT INDUCEMENT GRANT

Participant	[•]

Notice

You have been granted the following Restricted Stock Units in accordance with the terms of the Restricted Stock Unit Award Agreement (the “Agreement”) attached hereto.

The Restricted Stock Units are being granted to you as an “employment inducement award” under NYSE Rule 303A.08, outside of the [•] 2022 Long-Term Incentive Plan (the “Plan”). Notwithstanding that the Restricted Stock Units are being granted outside of the Plan, except as expressly provided otherwise, the Restricted Stock Units will be governed in a manner consistent with the terms and conditions of the Plan.

Type of Award	Restricted Stock Units

Grant Date	[•]

Number of Shares Underlying Restricted Stock Units	[•]

Restriction Period	The Restriction Period applicable to the percentage of the total Number of Shares Underlying Restricted Stock Units listed in the “Percentage of Restricted Stock Units” column below shall commence on the Grant Date and shall lapse on the corresponding date listed in the “Vesting Date” column below.

Vesting Date	Percentage of Restricted Stock Units
Closing Date	50
1st anniversary of the Closing Date	25
2nd anniversary of the Closing Date	25

However, in the event of your termination of employment, including your death or Disability, the lapsing of the Restriction Period will be governed by Section 4 of the attached Agreement.

BY MY ELECTRONIC ELECTION TO ACCEPT THE TERMS AND CONDITIONS OF THIS GRANT OF RESTRICTED STOCK UNITS (WHICH SERVES AS MY ELECTRONIC SIGNATURE OF THE AGREEMENT), I AGREE THAT MY AWARD IS GOVERNED BY THE PROVISIONS OF THIS AGREEMENT. (INCLUDING THE DELAWARE CHOICE OF GOVERNING LAW AND ITS OTHER TERMS AND CONDITIONS).

RESTRICTED STOCK UNIT INDUCEMENT AWARD AGREEMENT

This Restricted Stock Unit Inducement Award Agreement (this “Agreement”), dated as of the Grant Date set forth in the Notice of Restricted Stock Unit Grant attached hereto (the “Grant Notice”) is made between [•], a Delaware corporation (the “Company”), and the Participant set forth in the Grant Notice. The Grant Notice is included in and made part of this Agreement.

WHEREAS, as an inducement for the Participant to accept employment with the Company, the Company desires to grant to the Participant an “employment inducement award” under NYSE Rule 303A.08, outside of the [•] 2022 Long-Term Incentive Plan (the “Plan”), but desires that, except as expressly provided otherwise, the award granted hereunder be governed in a manner consistent with the terms and conditions of the Plan;

WHEREAS, the Company desires to evidence the award of restricted stock units to the Participant and to have the Participant acknowledge the terms and conditions of the award of restricted stock units by this Agreement; and

WHEREAS, the Compensation Committee of the Board of Directors of the Company (the “Committee”) or its delegate, as applicable, has approved this restricted stock unit award.

NOW, THEREFORE, IT IS AGREED:

1. Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below; other capitalized terms used in this Agreement shall have the meaning specified for such terms in the Plan, unless a different meaning is specified in this Agreement:

(a) “Cause” means, with respect to the Participant’s termination of employment, the following: (A) in the case where there is an employment agreement in effect between the Company or an affiliate of the Company and the Participant on the date hereof that defines “cause” (or words of like import), “cause” as defined under any such agreement, or (B) in the case where there is no employment agreement in effect between the Company or an affiliate of the Company and the Participant on the date hereof (or where there is such an agreement but it does not define “cause” (or words of like import)), termination due to: (i) the Participant’s gross negligence or the Participant’s continuing failure to perform the Participant’s duties and obligations for the Company or any of its subsidiaries or affiliates in any material respect or willful failure to follow lawful directions of the governing body that controls the Company, other than due to illness or incapacity or other Company-approved absences (including vacation); (ii) conduct causing the Company or any of its subsidiaries or affiliates material economic harm or substantial public disgrace; (iii) conviction of, indictment, or plea of “guilty” or “no contest” to, a felony or crime of moral turpitude; (iv) willful misconduct, fraud or embezzlement by the Participant involving the Company or any of its subsidiaries or affiliates, or any theft, misrepresentation or dishonesty by the Participant involving the Company or any of its subsidiaries or affiliates intended to result in personal enrichment of the Participant; (v) unauthorized use or disclosure of proprietary information of the Company or any of its subsidiaries or affiliates, which use or disclosure causes material harm to the Company (except with respect to the reporting possible violations of federal law or regulation to, participating in any investigation by, providing information to or cooperating with any governmental agency, regulator or entity or making other disclosures that are protected under the whistle blower provisions of applicable law or regulation and/ or for the purpose of reporting or investigating a suspected violation of law); or (vi) the Participant’s material violation of any material written policies of the Company or any of its subsidiaries or affiliates applicable to the Participant, or any violation of any restrictive covenants agreement with the Company or any of its subsidiaries or affiliates; provided that the Participant must be provided with written notice of the Participant’s termination for “Cause” (including an explanation of the basis for “Cause”) and, solely with respect to clauses (i) and (vi), to the extent curable, the Participant must be provided with a 30-day period following the Participant’s receipt of such notice to cure the event(s) that trigger Cause and the Company shall make the final determination in good faith as to whether the Participant have cured the existence of Cause.

(b) “Company” shall mean the Company and any corporation 50% or more of the stock of which is beneficially owned directly by the Company or indirectly through another corporation or corporations in which the Company is the beneficial owner of 50% or more of the stock.

(c) “Disability” shall have the meaning given to the term “Long-Term Disability” under the [•] Long-Term Disability Insurance Plan, as amended from time to time, or such successor long-term disability plan under which the Participant is covered at the time of determination.

(d) “Good Reason” means any of the following events occur without the Participant’s consent: (i) the permanent relocation of the Participant’s primary place of employment by more than 50 miles from the Participant’s current principal place of employment; (ii) a reduction in the Participant’s base salary and annual target bonus opportunity by an aggregate amount that is in excess of twenty percent (20%) of the Participant’s then-current base salary and annual target bonus opportunity; or (iii) a material and adverse change in the Participant’s functional role with the Company or affiliates (i.e., management, sales, accounting, treasury, legal, HR, etc.), it being understood and agreed that Good Reason will not exist (A) as a result of a change in job title or reporting duties or responsibilities (including any requirement that the Participant report to an individual at the Company or any of its affiliates) or (B) if the Company determines in good faith after a reasonable review of the relevant facts identified by the Participant that the Participant’s functional role with the Company and its subsidiaries or affiliates at the time in question (excluding job title and reporting duties and responsibilities) is substantially consistent with the Participant’s functional role with the Company and its subsidiaries on the date hereof. To be considered a resignation from employment on account of Good Reason, the Participant must provide written notice to the Company (stating that the Participant believes one or more of the Good Reason conditions described above exists) within 60 days following the Participant’s knowledge of the initial existence of such condition, the Company shall have 60 days to cure such circumstances alleged to constitute Good Reason, and the Participant must resign within 30 days following the Company’s failure to cure such condition.

(e) “Potential Target” means any business with which the Company or any of its subsidiaries or affiliates has, directly or indirectly, entertained discussions or requested and received information relating to the actual or potential acquisition of such business by the Company or any of its subsidiaries or affiliates within the two-year period immediately preceding the date of the termination of the Participant’s employment with the Company or one of its subsidiaries or affiliates for any reason.

(f) “Restricted Period” means the period beginning on the Grant Date and ending two years after the earlier to occur of (i) any termination of the Participant’s employment with the Company or one of its subsidiaries or affiliates for any reason and (ii) the second anniversary of the Grant Date.

(g) “Section 409A” means Section 409A of the Code, and the Treasury Regulations promulgated and other official guidance issued thereunder.

(h) “Shares” shall mean shares of Common Stock of the Company.

(i) “Termination of Employment” means a “separation from service” as defined under Section 409A, as determined in accordance with the Company’s Policy Regarding Section 409A Compliance.

2. Grant of Restricted Stock Units. Subject to the terms and conditions of this Agreement, the Company hereby grants to the Participant, the Number of Shares Underlying Restricted Stock Units set forth in the Grant Notice (the “Restricted Stock Units”). Subject to the provisions of this Agreement, the grant of Restricted Stock Units may not be revoked.

3. Dividend Equivalents. An account established by the Company on behalf of the Participant shall be credited with the amount of all dividends that would have been paid on the Restricted Stock Units if such shares were actually held by the Participant (“Dividend Equivalents”). Such Dividend Equivalents shall be subject to the same Restriction Period applicable to the Restricted Stock Units to which they relate, and as soon as administratively practicable following the lapse of the Restriction Period applicable to a Restricted Stock Unit, but in no event later than 74 days following such date, the Dividend Equivalents related to such unit shall be paid to the Participant in cash, without earnings thereon.

4. Restriction Period; Termination. The Restriction Period with respect to the Restricted Stock Units shall be as set forth in the Grant Notice. In order to earn and vest in the Restricted Stock Units, the Participant must at the time of vesting remain employed by the Company and not subject to notice of termination of employment (whether given by the Company or the Participant). Subject to the terms of this Agreement, all Restricted Stock Units for which the Restriction Period had not lapsed prior to the date of the Participant’s termination of employment (or the issuing of notice of termination, if earlier) shall be immediately forfeited; provided, however, that upon termination of the Participant’s employment due to death, then the Restriction Period shall immediately lapse as to the full number of Restricted Stock Units and such Restricted Stock Units will be settled in accordance with Section 5; provided, further, that in the event the Company or any affiliate thereof terminates the Participant employment for a reason other than Cause, the Participant terminates the Participant’s employment with Good Reason, or the Participant’s employment is terminated due to Disability, in each case, prior to the second anniversary of the Grant Date, and provided the Participant timely executes (and does not revoke) a customary release of claims, the Restricted Stock Units shall vest but shall be settled in accordance with the Vesting Dates set forth in the Notice.

5. Payment of Restricted Stock Units. Within 30 days following each Vesting Date applicable to the Restricted Stock Units,, the vested Shares underlying the vested Restricted Stock Units, free of all restrictions, shall be issued or delivered to the Participant or his or her beneficiary or estate, as the case may be. Upon issuance, the Shares will be electronically transferred to an account in the Participant’s name at the provider then administering the Restricted Stock Units.

6. Recapitalization. In the event of a recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares of the Company, the Committee shall make such equitable adjustments, designed to protect against dilution, as it may deem appropriate in the number and kind of shares covered hereby.

7. Compliance with Laws and Regulations. The Company shall not be obligated to issue any Shares pursuant to this Agreement unless the Shares are at that time effectively registered or exempt from registration under the Securities Act of 1933, as amended, and, as applicable, local and foreign laws.

8. Acceptance of Benefits. By accepting any benefit under this Agreement, the Participant and any person claiming under or through the Participant shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, all of the terms and conditions of this Agreement. Unless defined herein, capitalized terms are used herein as defined in the Plan. This Agreement is subject to such rules, policies and regulations as may from time to time be adopted by the Committee. All good faith determinations and interpretations made by the Committee with regard to any question arising hereunder shall be binding and conclusive on the Participant and on his or her legal representatives and beneficiaries.

9. Tax Withholding.

(a) Regardless of any action the Company takes with respect to any or all income tax (including U.S. federal, state and local taxes and/or non-U.S. taxes), social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), the Participant acknowledges that the ultimate liability for all Tax-Related Items legally due by the Participant is and remains the Participant’s responsibility and that the Company (a) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Stock Units, including the grant of the Restricted Stock Units, the vesting of the Restricted Stock Units, the subsequent sale of any Shares acquired pursuant to the Restricted Stock Units and the receipt of any dividends or dividend equivalents; and (b) does not commit to structure the terms of the grant or any aspect of the Restricted Stock Units to reduce or eliminate the Participant’s liability for Tax-Related Items. Further, if the Participant becomes subject to taxation in more than one country between the Grant Date and the date of any relevant taxable or tax withholding event, as applicable, the Participant acknowledges that the Company may be required to withhold or account for Tax-Related Items in more than one country. For tax and withholding purposes and unless otherwise required under applicable law, the value of any Shares issued shall be determined based on the closing stock price on the date of vesting regardless of when the Shares are actually credited to the Participant’s account.

(b) If the Participant’s country of residence (and/or the country of employment, if different) requires withholding of Tax-Related Items, the Company shall, unless otherwise timely requested by the Participant in writing pursuant to the Company’s procedures, withhold a portion of the Shares otherwise issuable upon vesting of the Restricted Stock Units (or a portion of any cash proceeds where the Restricted Stock Units are settled in cash) that have an aggregate Fair Market Value sufficient to pay the Tax-Related Items required to be withheld with respect to the Shares; provided, that the Company shall have a right to implement such Share withholding in the event the Participant makes such a request but does not timely deliver payment. For purposes of the foregoing, no fractional Shares will be withheld or issued pursuant to the grant of the Restricted Stock Units and the issuance of Shares hereunder. If the obligation for Tax-Related Items is satisfied by withholding Shares or a portion of any cash proceeds (where the Restricted Stock Units are settled in cash or a forced sale is required), for tax purposes, the Participant shall be deemed to have been issued the full number of Shares subject to the vested Restricted Stock Units, notwithstanding that a number of the Shares (or a portion of any cash proceeds) are withheld solely for the purpose of satisfying any withholding obligations for the Tax-Related Items due as a result of any aspect of this Agreement. The Company may withhold any amount necessary to pay the Tax-Related Items from the Participant’s regular salary or other amounts payable to the Participant or may require the Participant to submit payment equivalent to the Tax-Related Items required to be withheld with respect to the Shares by means of certified check, cashier’s check or wire transfer. In the event the withholding requirements are not satisfied, no Shares will be issued to the Participant (or the Participant’s estate) upon vesting of the Restricted Stock Units (or no cash payment will be made where the Restricted Stock Units are settled in cash or a forced sale is required) unless and until satisfactory arrangements (as determined by the Company in its sole discretion) have been made by the Participant with respect to the payment of any such Tax-Related Items. By accepting the Restricted Stock Units, the Participant expressly consents to the methods of withholding as provided hereunder and/or any other methods of withholding that the Company may adopted and are permitted under the Plan to meet the withholding and/or other requirements as provided under applicable laws, rules and regulations. All other Tax-Related Items related to the Restricted Stock Units and any Shares delivered in payment thereof shall be the Participant’s sole responsibility.

(c) To the extent the Company pays any Tax-Related Items that are the Participant’s responsibility (“Advanced Tax Payments”), the Company shall be entitled to recover such Advanced Tax Payments from the Participant in any manner that the Company determines appropriate in its sole discretion. For purposes of the foregoing, the manner of recovery of the Advanced Tax Payments shall include (but is not limited to) offsetting the Advanced Tax Payments against any and all amounts that may be otherwise owed to the Participant by the Company (including regular salary/wages, bonuses, incentive payments and Shares acquired by the Participant pursuant to any equity compensation plan that are otherwise held by the Company for the Participant’s benefit).

(d) The Company may, in the discretion of the Committee, provide for alternative arrangements to satisfy applicable tax withholding requirements in accordance with Section 6.5 of the Plan.

10. Non-Transferability. Until the Restricted Period has lapsed, the Restricted Stock Units may not be transferred, assigned, pledged, or otherwise encumbered or disposed of other than by will or the laws of descent and distribution; provided, however, that the Committee may, in its discretion, permit the Restricted Stock Units to be transferred subject to such conditions and limitations as the Committee may impose.

11. No Right to Continued Employment. The Company is not obligated by or as a result of this Agreement to continue the Participant’s employment, and this Agreement shall not interfere in any way with the right of the Company to terminate the employment of the Participant at any time.

12. Nature of Grant. In accepting this grant of Restricted Stock Units, the Participant acknowledges that:

(a)

This Agreement is provided voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted hereunder;

(b)

This award of Restricted Stock Units is a one-time benefit and does not create any contractual or other right to receive future grants of Restricted Stock Units, benefits in lieu of Restricted Stock Units, or other Plan benefits in the future, even if Restricted Stock Units have been granted repeatedly in the past;

(c)	All decisions with respect to future Restricted Stock Unit grants or other grants, if any, and their terms and conditions, will be made by the Company, in its sole discretion;

(d)	Nothing contained in this Agreement is intended to create or enlarge any other contractual obligations between the Company and the Participant;

(e)	The future value of the Shares underlying the Restricted Stock Units is unknown and cannot be predicted with certainty;

In addition, the following provisions apply if the Participant is providing services outside the United States:

(f)	The Restricted Stock Units and Shares subject to the Restricted Stock Units are:

(i)

extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or its subsidiaries, and are outside the scope of the Participant’s employment contract, if any;

(ii)	not intended to replace any pension rights or compensation;

(iii)

not part of the Participant’s normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement or welfare benefits, or similar payments and in no event should they be considered as compensation for, or relating in any way to, past services for the Company or any of its subsidiaries;

(g)

In consideration of the award of Restricted Stock Units, no claim or entitlement to compensation or damages shall arise from the forfeiture of the Restricted Stock Units or recovery by the Company of any Shares resulting from (A) Termination of Employment (for any reason whatsoever, whether or not later found to be invalid or in breach of employment or other laws in the jurisdiction where the Participant is employed or otherwise rendering services, or the terms of the Participant’s employment or service agreement, if any) and/or (B) the application of any recoupment, recovery or clawback policy, as described in the “Restrictive Covenants” section below, and the Participant irrevocably releases the Company and its subsidiaries from any such claim that may arise; if any such claim is found by a court of competent jurisdiction to have arisen, then, by signing or electronically accepting this Agreement, the Participant shall be deemed irrevocably to have waived the Participant’s entitlement to pursue such claim;

(h)

Neither the Company nor any of its subsidiaries shall be liable for any change in value of the Restricted Stock Units, the amount realized upon settlement of the Restricted Stock Units or the amount realized upon a subsequent sale of any Shares acquired upon settlement of the Restricted Stock Units, resulting from any fluctuation of the United States Dollar/local currency foreign exchange rate.

13. No Rights as a Stockholder. The Participant shall not have a beneficial ownership interest in, or any of the rights and privileges of a stockholder as to, the Shares underlying the Restricted Stock Units, including the right to receive dividends and the right to vote such Shares underlying the Restricted Stock Units until such Restricted Stock Units vest and Shares are issued and transferred to the Participant in accordance with the terms of this Agreement. The Participant shall not be entitled to delivery of the Shares subject to the Restricted Stock Units award, or to the Dividend Equivalents related to such units, until the units have vested.

14. Notice and Consent to Transfer Personal Data. Pursuant to applicable personal data protection laws, the Company hereby notifies the Participant of the following in relation to the Participant’s personal data and the collection, processing and transfer of such data in relation to the Company’s grant of the Restricted Stock Units. The collection, processing and transfer of the Participant’s personal data is necessary for the Company’s administration of this Agreement. The Participant’s denial and/or objection to the collection, processing and transfer of personal data may affect the Participant’s award hereunder. As such, the Participant voluntarily acknowledges and consents (where required under applicable law) to the collection, use, processing and transfer of personal data as described herein.

The Company holds certain personal information about the Participant, including the Participant’s name, home address and telephone number, date of birth, social security number or other employee identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all options or any other entitlement to Shares awarded, canceled, purchased, vested, unvested or outstanding in the Participant’s favor, for the purpose of managing and administering this Agreement (“Data”). The Data may be provided by the Participant or collected, where lawful, from third parties, and the Company will process the Data for the sole and exclusive purpose of implementing, administering and managing the Participant’s rights hereunder. The Data processing will take place through electronic and non-electronic means according to logics and procedures strictly correlated to the purposes for which Data are collected and with confidentiality and security provisions as set forth by applicable laws and regulations in the Participant’s country of residence. Data processing operations will be performed minimizing the use of personal and identification data when such operations are unnecessary for the processing purposes sought. Data will be accessible within the Company’s organization only by those persons requiring access for purposes of the implementation, administration and operation of this Agreement.

The Company will transfer Data internally as necessary for the purpose of implementation, administration and management of the Participant’s award hereunder, and the Company may further transfer Data to any third parties assisting the Company in the implementation, administration and management of this Agreement. These recipients may be located in the European Economic Area, or elsewhere throughout the world, such as the United States. The Participant hereby authorizes (where required under applicable law) for them to receive, possess, use, retain and transfer the Data, in electronic or other form, for purposes of implementing, administering and managing the Participant’s participation hereunder, including any requisite transfer of such Data as may be required for the administration of this Agreement and/or the subsequent holding of Shares on the Participant’s behalf to a broker or other third party with whom the Participant may elect to deposit any Shares acquired hereunder.

The Participant may, at any time, exercise their rights provided under applicable personal data protection laws, which may include the right to (a) obtain confirmation as to the existence of the Data, (b) verify the content, origin and accuracy of the Data, (c) request the integration, update, amendment, deletion, or blockage (for breach of applicable laws) of the Data, and (d) to oppose, for legal reasons, the collection, processing or transfer of the Data which is not necessary or required for the implementation, administration and/or operation of this Agreement. The Participant may seek to exercise these rights by contacting the Company’s human resource department.

15. Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Participant at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

16. Other Plans. The Participant acknowledges that any income derived from the lapse of the Restriction Period applicable to the Restricted Stock Units shall not affect the Participant’s participation in, or benefits under, any other benefit plan or other contract or arrangement maintained by the Company.

17. 409A. This Agreement and the Restricted Stock Units are intended to comply with the requirements of Section 409A, so as to prevent the inclusion in gross income of any benefits accrued hereunder in a taxable year prior to the taxable year or years in which such amount would otherwise be actually distributed or made available to the Participant. Each payment under this Agreement shall constitute a “separately identified” amount within the meaning of Treasury regulation §1.409A-2(b)(2). This Agreement and the Restricted Stock Units shall be administered and interpreted in a manner consistent with this intent and the Company’s Policy Regarding Section 409A Compliance. If the Company determines that it has failed to comply with the requirements of Section 409A, the Company may, in its sole discretion, and without the Participant’s consent, amend this Agreement to cause it to comply with or be exempt from Section 409A.

18. Restrictive Covenants.

(a) Obligation to Maintain Confidentiality. The Participant acknowledges that the information, observations and data (including trade secrets) obtained by the Participant during the course of the Participant’s employment with the Company or its subsidiaries or its affiliates concerning the business or affairs of the Company and its subsidiaries and affiliates (“Confidential Information”) are the property of the Company and such subsidiaries and affiliates, including information concerning acquisition opportunities in or reasonably related to the Company’s and its subsidiaries’ and affiliates’ business or industry of which the Participant becomes aware during the course of the Participant’s employment. Therefore, the Participant agrees that the Participant will not disclose to any unauthorized person or use for the Participant’s own account any Confidential Information without the written consent of the Board, unless and to the extent that the Confidential Information, (i) becomes generally known to and available for use by the public other than as a result of the Participant’s acts or omissions to act or (ii) is required to be disclosed pursuant to any applicable law or court order. Nothing in this Agreement shall prohibit or impede the Participant from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that in each case such communications and disclosures are consistent with applicable law. The Participant does not need the prior authorization of (or to give notice to) the Company regarding any such communication or disclosure. Notwithstanding the foregoing, under no circumstance is the Participant authorized to disclose any information covered by the Company’s or its affiliates’ attorney-client privilege or attorney work product or the Company’s trade secrets without prior written consent of the Company’s General Counsel.

(b) Nonsolicitation. The Participant acknowledges that during the course of the Participant’s employment with the Company or one of its subsidiaries or affiliates, the Participant has and will continue to become familiar with the Company’s and its subsidiaries’ and affiliates’ trade secrets and with other confidential information concerning the Company and such subsidiaries and affiliates and that the Participant’s services will be of special, unique and extraordinary value to the Company and its subsidiaries and affiliates. Therefore, the Participant agrees that during the Restricted Period, the Participant will not directly or indirectly through another entity (i) induce or attempt to induce any employee of the Company or any of its subsidiaries or affiliates to leave the employ of the Company or such subsidiary or affiliate, or in any way interfere with the relationship between the Company or any of its subsidiaries or affiliates and any employee thereof, (ii) hire any employee of the Company or any of its subsidiaries or affiliates or hire any former employee of the Company or any of its subsidiaries or affiliates within one year after such person ceased to be an employee of the Company or any of its subsidiaries or affiliates, (iii) induce or attempt to induce any Potential Target, customer, supplier, licensee or other business relation of the Company or any of its subsidiaries or affiliates to cease doing or not do business with the Company or such subsidiary or affiliate or in any way interfere with the relationship between any such Potential Target, customer, supplier, licensee or business relation and the Company or any such subsidiary or affiliate or (iv) directly or indirectly acquire, attempt to acquire, or directly or indirectly arrange, participate in or facilitate (including, without limitation, by providing any assistance, advice, solicitation, brokerage or similar services) any acquisition by another person of, any Potential Target.

(c) Enforcement. If, at the time of enforcement of the covenants set forth in this Agreement, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration or scope reasonable under such circumstances shall be substituted for the stated period or scope and that the court shall be allowed to revise the restrictions contained herein to cover the maximum duration, scope and area permitted by law. Because the Participant’s services are unique and because the Participant has access to confidential information, the parties hereto agree that money damages would be an inadequate remedy for any breach of this Agreement. Therefore, in the event a breach or threatened breach of this Agreement, the Company, its subsidiaries and/or their respective successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In the event that the Participant breaches any provision of this Agreement, then the Restricted Period shall be extended for a period of time equal to the period of time during which such breach occurred and, in the event that the Company or any of its subsidiaries or affiliates is required to seek relief from such breach in any court, then the Restricted Period shall be extended for a period of time equal to the pendency of such proceedings, including all appeals.

(d) Additional Acknowledgments. The Participant acknowledges that the provisions of this Agreement are in consideration of: (i) the Restricted Stock Units granted hereunder and (ii) additional good and valuable consideration as set forth in this Agreement. In addition, the Participant agrees and acknowledges that the restrictions contained in this Agreement do not preclude the Participant from earning a livelihood, nor do they unreasonably impose limitations on the Participant’s ability to earn a living. The Participant agrees and acknowledges that the potential harm to the Company and its subsidiaries and affiliates of the non-enforcement of any provision of this Section 18 outweighs any potential harm to the Participant of its enforcement by injunction or otherwise. The Participant acknowledges that the Participant has carefully read this Agreement and consulted with legal counsel of the Participant’s choosing regarding its contents, have given careful consideration to the restraints imposed upon the Participant by this Agreement and is in full accord as to their necessity for the reasonable and proper protection of confidential and proprietary information of the Company and its subsidiaries now existing or to be developed in the future. The Participant expressly acknowledges and agrees that each and every restraint imposed by this Agreement is reasonable with respect to subject matter and time period.

19. Governing Law. This Agreement shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

20. Insider Trading. The Participant acknowledges that, depending on Participant’s or the Participant’s broker’s country of residence or where the Company shares are listed, the Participant may be subject to insider trading restrictions and/or market abuse laws which may affect the Participant’s ability to accept, acquire, sell or otherwise dispose of Company shares, rights to shares or rights linked to the value of shares during such times the Participant is considered to have “inside information” regarding the Company as defined in the laws or regulations in the Participant’s country. Local insider trading laws and regulations may prohibit the cancellation or amendment of orders the Participant placed before the Participant possessed inside information. Furthermore, the Participant could be prohibited from (i) disclosing the inside information to any third party (other than on a “need to know” basis) and (ii) “tipping” third parties or causing them otherwise to buy or sell securities. Third parties includes fellow employees. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under the Company’s Insider Trading Policy and Global Standards of Business Conduct. The Participant acknowledges that it is the Participant’s responsibility to comply with any restrictions and is advised to speak to the Participant’s personal advisor on this matter.

21. Exchange Controls. As a condition to this grant of Restricted Stock Units, the Participant agrees to comply with any applicable foreign exchange rules and regulations.

22. Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to this Agreement by electronic means. The Participant hereby consents to receive such documents by electronic delivery receive correspondence through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

23. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law. To the extent a court or tribunal of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, in whole or in part, the Company, in its sole discretion, shall have the power and authority to revise or strike such provision to the minimum extent necessary to make it valid and enforceable to the full extent permitted under local law.

24. Entire Agreement. This Agreement and the Grant Notice constitute the entire agreement between the Participant and the Company regarding the award of Restricted Stock Units and supersede all prior and contemporaneous agreements and understandings, oral or written, between the parties regarding the award, including any retention bonus letter agreement to which the Participant is a party that was dated prior to the Grant Date.

25. Language. The Participant acknowledges and represents that the Participant is sufficiently proficient in the English language, or has consulted with an advisor who is sufficiently proficient in the English language, so as to enable the Participant to understand the provisions of this Agreement, Grant Notice and the Plan. If the Participant has received this Agreement, Grant Notice or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

26. Change in Control. Upon the occurrence of a Change in Control, as defined in the Plan, this Agreement and all Restricted Stock Units granted hereunder shall governed by Section 4.8 of the Plan. If applicable, payment under this Section 26 shall be made as soon as administratively practicable following the Change in Control, but in no event later than 75 days thereafter; provided, however, if the Change in Control is not a “change in control event” within the meaning of Section 409A of the Code, then the Restricted Stock Units shall be settled in accordance with the normal Vesting Dates, subject to acceleration in the event of the Participant’s death.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the day and year first above written.

[•]

By:
[•]
Vice President, General Counsel and
Secretary

PARTICIPANT

[Signed Electronically]